SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-12356

DaimlerChrysler AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐         No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.                                       Press Release: Mercedes Car Group and Truck Group above market expectations in Q3 2006.

2.                                       Interim Report to Stockholders for the three- and nine-month periods ended September 30, 2006

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; the ability of the Chrysler Group to reduce dealer inventories with current incentive programs and respond to a shift in market demand for smaller, more fuel efficient vehicles; lower profit contributions by EADS due to delays in the deliveries of the Airbus A380; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Contact		Press Information
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Date
October 25, 2006

Mercedes Car Group and Truck Group above
market expectations in Q3 2006

•         Mercedes Car Group: Operating profit of €911 million (+127%)

•         Chrysler Group: Operating loss of €1,164 million

•         Truck Group: Operating profit of €556 million (+57%)

•         Financial Services: Operating profit of €445 million (+9%)

•         Group operating profit of €892 million (Q3 2005: €1,838 million)

•         Net income of €541 million (Q3 2005: €855 million)

•         Group operating profit in the magnitude of €5 billion anticipated for full-year 2006

Stuttgart - DaimlerChrysler (stock abbreviation DCX) achieved a third-quarter operating profit of €892 million (Q3 2005: €1,838 million).

The continuation of the very positive earnings trend at the Mercedes Car Group, the distinct increase in operating profit at the Truck Group as well as the Financial Services’ operating profit, which is above the high level of earnings in the prior-year quarter, only partially compensated for the loss contributed by the Chrysler Group.

Net income amounted to €541 million in the third quarter (Q3 2005: €855 million). Earnings per share amounted to €0.53, compared with €0.84 in the third quarter of 2005.

The Mercedes Car Group increased its operating profit by 127% to €991 million. This significant increase in earnings is primarily due to the efficiency improvements achieved in the context of the CORE program. An additional factor was that earnings were favourably impacted by the improved model mix since the launch of the new S-Class and M-/ R-/GL-Class. Exchange-rate effects had a negative impact on operating profit.

The Chrysler Group posted an operating loss of €1,164 million in the third quarter of 2006, compared with an operating profit of €310 million in the same quarter of last year. The operating loss was primarily the result of a decrease in worldwide factory unit sales, an unfavorable shift in product and market mix, and negative net pricing. These factors reflect a continuing difficult market environment in the United States as the Chrysler Group faced increased dealer inventory levels from the prior quarter, a shift in consumer demand toward smaller vehicles due to higher fuel prices, and increased interest rates.

The Truck Group posted an operating profit of €556 million (Q3 2005: €354 million). This significant increase in earnings was due to higher unit sales, a high utilization of capacity combined with strong productivity, and an improved model mix. In addition, further efficiency improvements were realized in the context of the Global Excellence program, which more than compensated for the higher expenses incurred for new vehicle projects and the fulfillment of future emission regulations.

The Financial Services division continued its positive business trend in the third quarter, and improved its operating profit to €445 million, compared with €408 million in the third quarter of last year. This increase in earnings was assisted by the higher volume of new business and improved efficiency. There were opposing effects from increased risk costs, which had been extremely low in the prior-year quarter.

The Van, Bus, Other segment posted a third-quarter operating profit of €315 million (Q3 2005: €379 million), including expenses of €72 million for the implementation of the new management model, mainly for the voluntary headcount reduction program in administrative areas. The sale of real estate properties not required for operating purposes led to a gain of €86 million in the third quarter.

The contribution to earnings from the European Aeronautic Defence and Space Company (EADS) amounted to €247 million, which was slightly below the result of €256 million in the prior-year quarter. This was primarily caused by less favorable currency-hedging rates. The delays with the delivery of the Airbus A380 did not affect the profit contribution from EADS to DaimlerChrysler in the third quarter, as the results of EADS are consolidated by the DaimlerChrysler Group with a three-month time lag.

Outlook

The Mercedes Car Group anticipates full-year unit sales at least as high as in 2005. The division assumes that unit sales by Mercedes-Benz will exceed last year’s figure as a result of the market success of the brand’s new products. The Mercedes Car Group will continue to effectively implement the CORE efficiency-improving program. The division’s positive earnings trend is expected to continue in the fourth quarter.

Due to intense competition and the shift in demand towards smaller vehicles, the Chrysler Group assumes that unit sales (factory shipments) in 2006 will be lower than in the prior year. Eight new models, many of which are in the growing segments of passenger cars and small SUVs, are now being launched or will be launched this year. The Chrysler Group will implement further cuts in production volumes during the fourth quarter in order to reduce dealer inventories and clear the way for the current product offensive. DaimlerChrysler expects the division to post a loss of approximately €1 billion for full-year 2006.

The Truck Group expects full-year unit sales at least to reach 2005 sales figures. Due to positive market developments in the core markets of Europe, the United States and Japan in connection with upcoming new emission regulations, the ongoing strong demand for its products and further improvements in productivity and efficiency, the Truck Group expects to significantly exceed the prior year’s earnings.

The Financial Services division anticipates a continuation of its stable business development in the remaining months of the year 2006, despite the higher level of interest rates and falling growth in consumption in the United States. Enhanced process quality and efficiency will help to further improve the division’s competitive position. Operating profit in full-year 2006 should be higher than in the prior year.

The Vans unit expects lower unit sales than in 2005 due to the Sprinter model change. Unit sales of buses are likely to exceed the high level of the prior year. In connection with the revised delivery planning for the Airbus A380, EADS revoked its original earnings forecast at the beginning of October. EADS has not issued any new earnings guidance since then.

On September 15, DaimlerChrysler reduced the Group’s operating-profit target for 2006 to an amount in the magnitude of €5 billion.

Although the company now has to assume that the profit contribution from EADS will be €0.2 billion lower than originally anticipated because of the delayed delivery of the Airbus A380, DaimlerChrysler is maintaining this earnings target due to very positive business developments in the divisions Mercedes Car Group, Truck Group and Financial Services.

This forecast also includes charges for the implementation of the new management model (€0.5 billion), the focus on the smart fortwo (€1 billion) and the staff reductions at the Mercedes Car Group (€0.4 billion). There are positive effects from gains on the disposal of the off-highway business (€0.2 billion), the sale of real estate no longer required for operating purposes (€0.1 billion) and the release of provisions for retirement-pension obligations (€0.2 billion).

This press release contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and raw material prices; the introduction of competing products; increased sales incentives; the effective implementation of our new management model, and the CORE program, including the new business model for smart at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; the ability of the Chrysler Group to reduce dealer inventories with current incentive programs and to respond to a shift in market demand for smaller, more fuel efficient vehicles; lower profit contributions by EADS due to delays in deliveries of the Airbus A380; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and a decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

2

DAIMLERCHRYSLER

Q3 2006
Interim Report

Contents

Management Report
Mercedes Car Group
Chrysler Group
Truck Group
Financial Services
Van, Bus, Other
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Financial Calendar

Q3

DaimlerChrysler Group

Amounts in millions of €	Q3 2006	Q3 2005	Change in %
Revenues	35,176	38,155	-8	(1)
Western Europe	11,910	11,678	+2
Germany	5,190	5,065	+2
United States	13,950	17,435	-20
Other markets	9,316	9,042	+3
Employees (September 30)	365,451	388,014	-6
Research and development costs	1,301	1,408	-8
Investment in property, plant and equipment	1,247	1,690	-26
Cash provided by operating activities	2,694	4,037	-33
Operating profit	892	1,838	-51
Net income	541	855	-37
per share (in €)	0.53	0.84	-37

(1)                                  A 5% decrease after adjusting for the effects of currency translation.

Revenues	Operating Profit	Net Income	Earnings per Share
(in billions of €)	(in billions of €)	(in billions of €)	(in €)

2005
2006

Cover photo:

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Q1–3

DaimlerChrysler Group

Amounts in millions of €	Q1–3 2006	Q1–3 2005	Change in %
Revenues	110,923	108,322	+2
Western Europe	36,144	34,193	+6
Germany	15,526	14,861	+4
United States	47,317	48,966	-3
Other markets	27,462	25,163	+9
Employees (September 30)	365,451	388,014	-6
Research and development costs	3,970	4,080	-3
Investment in property, plant and equipment	4,427	4,771	-7
Cash provided by operating activities	8,482	11,006	-23
Operating profit	3,640	4,137	-12
Net income	2,650	1,880	+41
per share (in €)	2.60	1.85	+41

Share Price Index

Share price movements:

At the beginning of 2006, DaimlerChrysler’s share price continued the upward trend of the second half of 2005. In the summer months, however, our share price — like the entire market — came under significant pressure due to high oil prices, rising interest rates and concern about a weakening of economic growth. Global stock markets recovered a large part of their share-price losses during the third quarter. DaimlerChrysler’s share price also increased significantly at first. The recovery ended in the middle of September with the announcement of the new earnings forecasts for the Chrysler Group and the DaimlerChrysler Group. After that, our share price displayed a sideways tendency until the end of the quarter. The closing price for DaimlerChrysler shares at the end of September was €39.41 in XETRA trading in Frankfurt and $49.96 on the New York Stock Exchange.

Management Report

•              Group operating profit of €0.9 billion compared with €1.8 billion in Q3 2005

•              Net income of €541 million (Q3 2005: €855 million)

•              Earnings per share of €0.53 (Q3 2005: €0.84)

•              Revenues below prior-year level at €35.2 billion

•              Operating profit in the magnitude of €5 billion anticipated for full-year 2006

Business developments

•                                          The global economy expanded at a rate of 3.6% in the third quarter, once again higher than the long-term average. However, economic growth was not as strong as the 4.1% recorded in the first half of the year. The growth slowdown was primarily caused by rising inflation, higher interest rates and the burden of continuing high prices for raw materials. In particular in North America and China, where high growth rates of 3.6% and 10.7% respectively were recorded in the first half of the year, the economic dynamism has now subsided somewhat. Japan, Western Europe and the emerging markets developed positively.

•                                          Parallel to the development of the world economy and due mainly to high prices for oil and fuel, growth in global demand for automobiles slowed down in the third quarter compared with the first half of the year. Compared with the third quarter of last year, market volume decreased in the United States, Western Europe and Japan. In the United States, there was a continuation of the shift in demand away from minivans, SUVs and light trucks and towards more fuel-efficient passenger cars. The emerging markets of Asia once again proved to be the engine of worldwide demand for automobiles, led by China and India. Worldwide demand for commercial vehicles remained at a high level, especially in the medium and heavy segments.

•                                          DaimlerChrysler sold 1.0 million vehicles worldwide in the third quarter, not equaling the high level recorded in Q3 2005
(-14%).

•                                          Unit sales of 307,500 vehicles by the Mercedes Car Group were close to the prior-year level. Unit sales by the Chrysler Group (factory shipments) decreased to 504,400 passenger cars and light trucks (Q3 2005: 663,400). The Truck Group increased its sales by 2% to 141,900 units. Mercedes-Benz Vans and DaimlerChrysler Buses sold 58,800 vans and 8,600 buses and chassis respectively (Q3 2005: 64,200 and 9,200). The Financial Services division increased its new business by 6%; contract volume at the end of the third quarter was similar to the level a year earlier.

•                                          As a result of the lower unit sales, the Group’s revenues decreased from €38.2 billion to €35.2 billion. Adjusted for currency-translation effects, the decrease was 5%.

•                                          For product-lifecycle reasons, investments in property, plant and equipment of €1.2 billion were lower than in Q3 2005, with decreases in all divisions. Research and development expenditure of €1.3 billion was lower than in the prior-year period.

Profitability

•                                          The DaimlerChrysler Group’s operating profit amounted to €892 million, below the result of €1,838 million in the third quarter of last year.

•                                          The continuation of the very positive earnings trend at the Mercedes Car Group and the distinct increase in operating profit at the Truck Group only partially compensated for the loss contributed by the Chrysler Group. Financial Services’ operating profit also exceeded its strong result in the prior-year period.

•                                          Third-quarter operating profit was reduced by exchange-rate effects reflecting less favorable currency-hedging rates than in Q3 2005.

•                                          Price developments for certain raw materials, such as specific precious metals, also burdened earnings in the third quarter of this year. However, the resulting higher costs of raw materials were offset by active material-cost management.

•                                          The development of the Group’s earnings was affected by the special items shown in the following table:

Amounts in millions of €	Q3 2006	Q3 2005

Mercedes Car Group
Restructuring at smart	40

Expenses relating to staff reductions in the context of CORE	(47)

Release of a provision after favorable verdict in a case concerning the infringement of EU competition law		60

Chrysler Group
Financial support for supplier Collins & Aikman	(10)	(57)

Truck Group
Impairment American LaFrance		(63)

Van, Bus, Other
Expenses relating to the new management model	(72)

Sale of real estate not required for operating purposes	86

•                                          The Mercedes Car Group increased its operating profit by 127% to €991 million.

•                                          This significant increase in earnings is primarily due to the efficiency improvements achieved in the context of the CORE program. An additional factor was that although total unit sales decreased slightly (-3,400 vehicles), earnings were favorably impacted by the improved model mix since the launch of the new S-Class and M/R/GL-Class. Whereas unit sales by the Mercedes-Benz brand increased slightly, unit sales at smart decreased, as expected. Exchange-rate effects had a negative impact on operating profit.

•                                          Staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program led to charges of €47 million. Within the framework of the headcount reduction program announced in September 2005, approximately 9,300 employees had signed severance agreements or had already left the company. In connection with the restructuring of smart, original estimates had to be adjusted to current developments, which resulted in a gain of €40 million.

•                                          The Chrysler Group posted an operating loss of €1,164 million in the third quarter of 2006, compared with an operating profit of €310 million in the same quarter of last year.

•                                          The operating loss was primarily the result of a decrease in worldwide factory unit sales, an unfavorable shift in product and market mix, and negative net pricing. These factors reflect a continuing difficult market environment in the United States as the Chrysler Group faced increased dealer inventory levels from the prior quarter, a shift in consumer demand toward smaller vehicles as a result of higher fuel prices, and increased interest rates.

•                                          In order to reduce the high levels of dealer inventories, we reduced shipments to dealers, which necessitated corresponding production adjustments. Total factory shipments of 504,400 vehicles in the third quarter were 158,900 units lower than in the third quarter of last year. During the third quarter, dealer inventories fell from 648,600 to 534,000 vehicles at September 30, 2006. At the end of third quarter of 2005, dealer inventories had totaled 580,200 vehicles.

•                                          The Truck Group posted an operating profit of €556 million (Q3 2005: €354 million).

•                                          This significant increase in earnings was due to higher unit sales (+3,000 vehicles), a high utilization of capacity combined with strong productivity, and an improved model mix. In addition, further efficiency improvements were realized in the context of the Global Excellence program, which more than compensated for the higher expenses incurred for new vehicle projects and for the fulfillment of future emission regulations.

Operating Profit (Loss) by Segment

Amounts in millions of €	Q3 2006	Q3 2005	Change in %	Q1–3 2006	Q1–3 2005	Change in %

Mercedes Car Group	991	436	+127	1,120	(506)	—
Chrysler Group	(1,164)	310	—	(994)	1,106	—
Truck Group	556	354	+57	1,533	1,462	+5
Financial Services	445	408	+9	1,315	1,121	+17
Van, Bus, Other	315	379	-17	897	890	+1
Eliminations	(251)	(49)	-412	(231)	64	—
DaimlerChrysler Group	892	1,838	-51	3,640	4,137	-12

Reconciliation of Group Operating Profit to Income before Financial Income

Amounts in millions of €	Q3 2006	Q3 2005	Change in %	Q1–3 2006	Q1–3 2005	Change in %

Operating profit	892	1,838	-51	3,640	4,137	-12
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(320)	(317)	-1	(932)	(889)	-5
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(317)	(248)	-28	(853)	(537)	-59
Miscellaneous items	6	(1)	—	4	(8)	—
Income before financial income	261	1,272	-79	1,859	2,703	-31

•                                          Financial Services improved its operating profit to €445 million, compared with €408 million in the third quarter of last year.

•                                          This increase in earnings was assisted by the higher volume of new business and improved efficiency. There were opposing effects from increased risk costs, which had been extremely low in the prior-year quarter.

•                                          The Van, Bus, Other segment posted a third-quarter operating profit of €315 million (Q3 2005: €379 million), including expenses of €72 million for the implementation of the new management model, mainly for personnel reductions in administrative areas. The sale of real estate properties not required for operating purposes led to a gain of €86 million in the third quarter. The operating profit of the prior-year quarter included a profit contribution from the off-highway business, which was sold in the first quarter of 2006.

•                                          Vans and Buses once again achieved positive contributions to earnings in the third quarter. The operating profit of Mercedes- Benz Vans decreased due to capacity restrictions related to the changeover of production for the new Sprinter model. DaimlerChrysler Buses increased its operating profit as a result of a more favorable model mix and the achieved efficiency improvements.

•                                          The contribution to earnings from EADS amounted to €247 million, which was slightly below the result of €256 million in the prior-year quarter despite higher Airbus deliveries. This was primarily caused by less favorable currency-hedging rates. The delays with the delivery of the Airbus A380 did not affect the profit contribution from EADS in the third quarter, as the results of EADS are consolidated by the Daimler-Chrysler Group with a three-month time lag.

•                                          The increase in eliminations with an effect on earnings resulted primarily from the leasing business in Germany and the increase in floor plan financing for European dealerships. The resulting profits and losses on the deliveries of vehicles between the divisions were not realized from the Group perspective and were thus eliminated.

•                                          Financial income improved to €172 million in the third quarter (Q3 2005: financial loss of €9 million) as a result of higher income from investments and an improved net interest result. The increase in income from investments from €144 million to €199 million was mainly a result of higher contributions to earnings from investments accounted for using the equity method, including a gain of €48 million on the sale of real estate properties not required for operating purposes. The net interest expense amounted to €8 million compared to net interest expense of €120 million in the third quarter of last year; the other financial loss improved from €33 million to €19 million.

•                                          Net income amounted to €541 million in the third quarter (Q3 2005: €855 million). The decrease in operating profit was partially offset by increased financial income and a lower tax expense. The recognition by the US tax authorities of tax credits for research and development expenditure and adjustments of deferred tax liabilities led to a tax benefit of €219 million.

•                                          Earnings per share amounted to €0.53, compared with €0.84 in the third quarter of 2005.

Cash Flow

•                                          Cash provided by operating activities of €8.5 billion was significantly lower than in the first nine months of 2005 (€11.0 billion). The decrease was primarily due to the negative business development at the Chrysler Group, which was only partially offset by the business development at the Mercedes Car Group. Cash provided by operating activities was also reduced by severance payments connected with the headcount reduction at the Mercedes Car Group, payments related to the realignment of smart, and higher tax payments. On the other hand, the slight reduction in contributions to the pension funds had a positive effect on cash provided by operating activities (€0.6 billion; Jan.-Sept. 2005: €0.9 billion). There was also an improvement as a result of the higher proportion of operate-lease contracts in the financial-services business. There were opposing effects on the development of working capital. The significantly lower increase in inventories and trade receivables was nearly offset by negative effects from trade liabilities and inventory-related receivables from financial services.

•                                          Cash used for investing activities increased by €2.5 billion to €11.5 billion in the first nine months of this year, due not only to the significant increase in equipment on operating leases, but also to the development of receivables from financial services. The reduction in these receivables as a result of the shift from finance-lease contracts to operate-lease contracts was lower than in the first nine months of 2005. On the other hand, capital expenditure for property, plant and equipment was slightly lower than in the prior-year period, thus reducing cash used for investing activities. In addition to that, proceeds from the sale of businesses were higher than in the first nine months of 2005. The latter was mainly due to the sale of the off-highway business, which gave rise to a net cash inflow of €0.8 billion. The decrease in (net) payments for the purchase of securities also had the effect of reducing cash used for investing activities.

•                                          Cash provided by financing activities amounted to €1.0 billion in the period under review. This was primarily the result of the (net) increase in financial liabilities, partially offset by a cash outflow for the distribution of the dividend for the year 2005. The main factors in the first nine months of last year were the dividend distribution and the (net) repayment of financial liabilities.

•                                          Cash and cash equivalents with an original maturity of three months or less decreased by €2.2 billion to €5.4 billion compared with December 31, 2005, taking currency-translation effects into consideration. Total liquidity, which also includes long-term investments and securities, decreased from €12.6 billion to €10.2 billion as a result of optimized processes in the Group’s liquidity management.

Financial Position

•                                          Compared with December 31, 2005, total assets decreased by €5.2 billion to €196.4 billion. After adjusting for currency-translation effects of €8.8 billion, there was an increase of €3.6 billion, primarily due to the expansion of the leasing and sales-financing business.

•                                          Equipment on operating leases and receivables from financial services totaled €94.3 billion (December 31, 2005: €95.3 billion), equivalent to 48% of total assets. Without the effects of currency translation, there would have been a significant increase in the size of the portfolio. Within the portfolio, there was a shift from sales-financing contracts to operate-lease contracts. Inventories increased, after adjusting for currency translation. This was a result of the development of production volumes over the year, as was the increase in trade liabilities. The change in other assets was primarily due to an increase in the positive market values of derivative financial instruments. These financial transactions were undertaken to hedge against foreign-exchange risks and the price risks of EADS shares.

•                                          Accrued liabilities decreased, mainly due to the effects of currency translation, which also resulted in lower accrued liabilities for derivative financial instruments used to hedge against foreign-exchange risks. There was also an impact from the utilization of accrued liabilities for product warranties and for taxes. There was a slight rise in other accrued liabilities, however, related to the discontinuation of the smart forfour. After adjusting for currency translation, financial liabilities increased due to the higher refinancing requirement caused by the expansion of the leasing and sales-financing business. The decrease in other liabilities was mainly a result of lower liabilities in connection with the headcount reductions at the Mercedes Car Group.

•                                          Stockholders’ equity at September 30, 2006 was slightly higher than at December 31, 2005. The positive effects on stockholders’ equity from net income and the valuation of derivative financial instruments (with no effect on earnings) were partially offset by the negative effects of currency translation and the distribution of the dividend for the year 2005.

•                                          The Group’s equity ratio at September 30, 2006 was 18.8% (December 31, 2005: 17.3%). The equity ratio for the industrial business was 27.5% (December 31, 2005: 24.8%). The increases in the equity ratios were primarily caused by the decrease in total assets and the net income.

Workforce

•                                          At the end of the third quarter of 2006, DaimlerChrysler employed a workforce of 365,451 people worldwide (end of Q3 2005: 388,014). Of this total, 168,965 were employed in Germany and 95,647 were employed in the United States (end of Q3 2005: 185,288 and 98,945 respectively).

•                                          The size of the workforce decreased compared to employment figures on September 30, 2005, mainly as a result of the sale of the off-highway business with approximately 7,000 employees and the staff reductions at the Mercedes Car Group (-6%). At the Mercedes Car Group, 9,300 employees signed severance agreements or already left the company within one year. In the context of the new management model, the 2,200 employees of the former Corporate Research department, which was previously allocated to the Group level, were transferred into the Mercedes Car Group’s Product Development department. The Chrysler Group, Truck Group and Financial Services divisions also employed fewer people at the end of the third quarter than a year earlier.

Events after the end of the third quarter of 2006

•                                          At the beginning of October, EADS announced that delays with the delivery of the Airbus A380 would lead to a shortfall of its operating result compared with previous planning. In line with our equity interest in EADS, DaimlerChrysler’s earnings will thus also be affected. In order to counteract the financial impact of these delays, EADS plans to implement a comprehensive program of cost reductions and efficiency improvements.

Outlook

•                                          Due to the positive development of the world economy in the first nine months of 2006, DaimlerChrysler anticipates global economic growth of 3.8% in the full year, compared with 3.5% in 2005. Despite rising interest rates and ongoing high raw-material prices, we expect generally positive economic developments in the fourth quarter.

•                                          We expect a slight decrease in worldwide demand for automobiles in the fourth quarter and thus slower market growth than in Q4 2005. For full-year 2006, we anticipate market growth of around 3% (2005: 4%). In the United States, the world’s largest market, demand is likely to decrease slightly (2005: 16.9 million cars and light trucks). The Japanese market is also expected to be smaller than in 2005 (4.7 million passenger cars), while there should be a moderate increase in demand in Western Europe (2005: 14.5 million passenger cars). Car sales are expected to increase significantly in full-year 2006 in nearly all of the major emerging markets of Asia, South America and Eastern Europe. The strong demand for commercial vehicles, especially in the heavy categories, should continue for the rest of this year, although with lower growth rates. In view of the ongoing overcapacity in the automotive industry, we assume that the situation of intense competitive pressure will continue.

•                                          DaimlerChrysler expects unit sales in 2006 to be lower than in the previous year (4.8 million units).

•                                          The Mercedes Car Group anticipates full-year unit sales at least as high as in 2005. We assume that unit sales by Mercedes- Benz will exceed last year’s figure as a result of the market success of the brand’s new products. We will continue to effectively implement the CORE efficiency-improving program. The positive earnings trend is expected to continue in the fourth quarter.

•                                          Due to intense competition and the shift in demand towards smaller vehicles, the Chrysler Group assumes that unit sales (factory shipments) in 2006 will be lower than in the prior year. Eight new models, many of which are in the growing segments of passenger cars and small SUVs, are now being launched or will be launched this year. The Chrysler Group will implement further cuts in production volumes during the fourth quarter in order to reduce dealer inventories and clear the way for the current product offensive. DaimlerChrysler expects the Chrysler Group to post a loss of approximately €1 billion for the full-year 2006.

•                                          The Truck Group expects full-year unit sales at least to reach 2005 sales figures. Due to positive market developments in our core markets of Europe, the United States and Japan in connection with upcoming new emission regulations, the ongoing strong demand for our products and further improvements in productivity and efficiency, the Truck Group expects to significantly exceed the prior-year's earnings.

•                                          The Financial Services division anticipates a continuation of its stable business development in the remaining months of the year 2006, despite the higher level of interest rates and falling growth in consumption in the United States. Enhanced process quality and efficiency will help to further improve the division’s competitive position. Operating profit in full-year 2006 should be higher than in the prior year.

•                                          The Vans unit expects lower unit sales than in 2005 due to the Sprinter model change. Unit sales of buses are likely to exceed the high level of the prior year.

•                                          In connection with the revised delivery planning for the Airbus A380, EADS revoked its original earnings forecast at the beginning of October. EADS has not issued any new earnings guidance since then.

•                                          The DaimlerChrysler Group’s revenues in full-year 2006 should be slightly higher than in 2005 (€149.8 billion).

•                                          Due to the implementation of the staff-reduction program and the sale of the off-highway activities, the number of persons employed by the DaimlerChrysler Group at the end of 2006 will be significantly lower than the number of 382,700 at the end of last year.

•                                          On September 15, DaimlerChrysler announced that due to the Chrysler Group’s unsatisfactory sales situation, the DaimlerChrysler Group’s original earnings target for 2006 could not be maintained. For this reason, we reduced the Group’s operating-profit target to an amount in the magnitude of €5 billion. Although we now have to assume that the profit contribution from EADS will be €0.2 billion lower than originally anticipated because of the delayed delivery of the Airbus A380, we are maintaining this earnings target due to very positive business developments in the divisions Mercedes Car Group, Truck Group and Financial Services.

•                                          This forecast also includes charges for the implementation of the new management model (€0.5 billion), the focus on the smart fortwo (€1 billion) and the staff reductions at the Mercedes Car Group (€0.4 billion). There are positive effects from gains on the disposal of the off-highway business (€0.2 billion), the sale of real estate no longer required for operating purposes (€0.1 billion) and the release of provisions for retirement- pension obligations (€0.2 billion).

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our new management model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; the ability of the Chrysler Group to reduce dealer inventories with current incentive programs and respond to a shift in market demand for smaller, more fuel efficient vehicles; lower profit contributions by EADS due to delays in deliveries of the Airbus A380; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

•              Unit sales at high level of 307,500 vehicles

•              Very successful new models

•              CORE efficiency-improving program progressing as planned

•              Operating profit improves by 127% to €991 million

Amounts in millions of €	Q3 2006	Q3 2005	Change in %

Operating profit	991	436	+127
Revenues	13,477	12,519	+8
Unit sales	307,483	310,885	-1
Production	299,853	301,023	-0
Employees (September 30)	100,637	106,532	-6

Unit sales	Q3 2006	Q3 2005	Change in %

Total	307,483	310,885	-1
Western Europe	190,878	201,731	-5
Germany	86,155	93,345	-8
United States	61,588	56,746	+9
Japan	11,291	11,325	-0
Other markets	43,726	41,083	+6

Improved earnings in third quarter

•                                          The Mercedes Car Group sold 307,500 vehicles worldwide in the third quarter of this year (Q3 2005: 310,900). Revenues increased by 8% to €13.5 billion, while operating profit improved from €436 million to €991 million (see page 5).

Strong demand for new models

•                                          Third-quarter unit sales by Mercedes-Benz increased slightly to 282,800 vehicles, primarily due to the success of the new models launched in 2005 and 2006. At smart, unit sales decreased, as expected, to 24,700 vehicles (Q3 2005: 28,800). Customer orders have been received for nearly all smart fortwo cars that will be produced prior to the model changeover next year.

•                                          The S-Class sedan continued to extend its worldwide market leadership in the luxury segment; the figure of 20,500 units sold in the third quarter was double the number sold in Q3 2005. The new generation of the E-Class started very well and has regained worldwide market leadership in its category; unit sales of 68,700 vehicles were of the same magnitude as in the prior-year quarter. Sales of the C-Class decreased for lifecycle reasons by 16% to 79,700 units. Unit sales of 68,200 A-Class and B-Class cars were satisfactory (Q3 2005: 76,900). Worldwide unit sales of the M-, R-, GL- and G-Class increased by 67% to 41,400 vehicles.

•                                          Outside Germany, the Mercedes Car Group sold 221,300 vehicles, which was 2% more than in the third quarter of last year. Unit sales in Germany of 86,200 vehicles were below the prior-year figure, however.

World premiere of CL Class

•                                          The CL luxury coupe, based on the new S-Class, was presented to the public for the first time at the Paris Motor Show, and deliveries to customers began in September. Media reporting has been very positive about this car, which sets new standards for preventive occupant protection, styling and driving pleasure.

Improved efficiency as a result of CORE

•                                          Within the context of the CORE program, we made further decisions during the third quarter that will strengthen the competitiveness of the Mercedes Car Group on a sustained basis. For example, a modular system has been developed with more than 100 defined modules, which will be available for all vehicle series in the future and will help us to achieve further quality enhancements, to reduce costs, and to shorten product-development times. In order to improve productivity, production has been restructured and processes and routines have been consistently standardized. Together with our suppliers, we have taken numerous measures to enable us to reduce material costs in the year 2006, despite the difficult situation on the raw-material markets.

Good progress with integration of smart

•                                          The integration of smart into the Mercedes-Benz organization is progressing according to plan and should be completed by the end of this year. The resulting efficiency improvements will provide a foundation for smart’s profitability as of the year 2007.

Q1–3

Amounts in millions of €	Q1–3 2006	Q1–3 2005	Change in %

Operating profit (loss)	1,120	(506)	.
Revenues	39,195	35,374	+11
Unit sales	914,442	865,934	+6
Production	929,736	904,625	+3
Employees (September 30)	100,637	106,532	-6

Unit sales	Q1–3 2006	Q1–3 2005	Change in %

Total	914,442	865,934	+6
Western Europe	580,735	561,105	+3
Germany	252,722	258,039	-2
United States	174,961	160,618	+9
Japan	36,046	33,646	+7
Other markets	122,700	110,565	+11

Chrysler Group

•              Lower shipments and retail sales

•              Dealer inventories significantly reduced

•              Continuing product offensive

•              Operating loss of €1,164 million

Amounts in millions of €	Q3 2006	Q3 2005	Change in %

Operating profit (loss)	(1,164)	310	.
Revenues	9,511	12,889	-26
Unit sales	504,426	663,363	-24
Production	499,803	664,737	-25
Employees (September 30)	82,330	84,106	-2

Unit sales	Q3 2006	Q3 2005	Change in %

Total	504,426	663,363	-24
NAFTA	451,884	622,840	-27
United States	382,077	550,307	-31
Other markets	52,542	40,523	+30

Lower unit sales and production lead to operating loss

•                                          In a difficult market environment, the Chrysler Group’s third-quarter retail and fleet sales totaled 635,300 vehicles (-14%). Newly launched models only partially offset lower sales of SUVs and light trucks, which were primarily impacted by increased fuel prices. Sales of the Dodge Caliber (40,400 units), Dodge Charger (32,000 units) and Jeep® Compass (7,400 units) were strong in the third quarter. However, decreases for minivans (-10%), Dodge Ram pickups (-20%), the Dodge Durango (-45%) and the Jeep® Grand Cherokee (-30%) contributed to a fall in US market share to 11.2% from 12.8% in the prior-year quarter.

•                                          Due to high dealer inventories at the end of the second quarter, the Chrysler Group reduced shipments to dealers in the third quarter, which necessitated corresponding production adjustments. Total unit sales amounted to 504,400 vehicles (Q3 2005: 663,400). Whereas unit sales in the NAFTA region decreased by 27%, shipments to other markets rose by 30%. Dealer inventories in the United States totaled 534,000 vehicles (end of Q3 2005: 580,200), equivalent to 82 days’ supply, like a year earlier.

•                                          Third-quarter revenues amounted to €9.5 billion (Q3 2005: €12.9 billion); measured in US dollars, revenues decreased by 23% as a result of lower unit sales, unfavorable mix and negative net pricing. This development contributed to an operating loss of €1,164 million (Q3 2005: operating profit of €310 million) (see page 5).

New models available

•                                          During the third quarter, the Chrysler Group launched the compact SUV Jeep® Compass and the Jeep® Wrangler Unlimited (4-door). The Jeep® Compass features the new economical 4-cylinder World Engine, making it attractive to customers moving to more fuel-efficient vehicles due to higher fuel prices. The Chrysler Aspen, the first SUV from the Chrysler brand, was also launched in the third quarter. By the end of the year, the Chrysler Group will launch three more all-new vehicles featuring fuel-efficient engines: the Chrysler Sebring, the Dodge Nitro and the Jeep® Patriot.

•                                          In July, the Chrysler Group opened its new flexible assembly plant and supplier park in Toledo (Ohio, USA), where the all-new Jeep® Wrangler models are produced. This supplier co-location project represents the latest example of Chrysler Group’s overall manufacturing strategy, enabling various models to be built on the same assembly line.

•                                          In August, J.D. Power and Associates published their 2006 Dependability Study, which measures problems experienced by owners of three-year-old models. Improvements were reported for the Chrysler, Dodge and Jeep® brands compared with the previous study, in some cases significantly higher than the industry’s average rate of improvement.

Q1–3

Amounts in millions of €	Q1–3 2006	Q1–3 2005	Change in %

Operating profit (loss)	(994)	1,106	.
Revenues	34,544	36,654	-6
Unit sales	1,961,529	2,142,272	-8
Production	1,914,886	2,129,403	-10
Employees (September 30)	82,330	84,106	-2

Unit sales	Q1–3 2006	Q1–3 2005	Change in %

Total	1,961,529	2,142,272	-8
NAFTA	1,808,616	2,017,662	-10
United States	1,565,026	1,770,631	-12
Other markets	152,913	124,610	+23

Truck Group

•              Unit sales above prior-year level at 141,900 vehicles

•              New products and innovations presented at IAA Commercial Vehicles

•              Start of »Truck Dedication« initiative

•              Operating profit up by 57% to €556 million

Amounts in millions of €	Q3 2006	Q3 2005	Change in %

Operating profit	556	354	+57
Revenues	8,030	7,814	+3
Unit sales	141,905	138,949	+2
Production	145,007	138,571	+5
Employees (September 30)	84,922	85,948	-1

Unit sales	Q3 2006	Q3 2005	Change in %

Total	141,905	138,949	+2
Western Europe	28,183	25,108	+12
Germany	16,571	14,053	+18
United States	42,613	41,583	+2
South America	9,770	10,490	-7
Asia	39,733	42,065	-6
Other markets	21,606	19,703	+10

Unit sales, revenues and operating profit surpass prior year levels

•                                          Unit sales by the Truck Group of 141,900 vehicles were 2% above the level of Q3 2005. Due to the higher unit sales and a better model mix, revenues increased by 3% to €8.0 billion. Operating profit improved by 57% to €556 million (see page 5).

Continuation of positive unit-sales trend

•                                          Sales by Trucks Europe/Latin America of 37,700 units were slightly higher than in Q3 2005. Unit sales developed positively in Western Europe (20,500 units, +17%), especially in Germany (10,500 units, +23%). The strong demand for vehicles with the new BlueTec technology continued in the third quarter. Due to the ongoing weakness of the Brazilian market, sales of 7,400 units in South America were 9% below the prior-year level.

•                                          Unit sales of 55,400 vehicles by Trucks NAFTA under the Freightliner, Western Star and Sterling brands were 3% higher than in Q3 2005. This was primarily due to the positive development in the heavy-duty trucks segment (Class 8), as well as additional units sold in Classes 5 to 7.

•                                          Trucks Asia sold 49,300 units under the Mitsubishi Fuso brand, a 2% increase compared to the prior-year quarter. The 26% increase in Japan to 19,200 units reflects positive market developments and the return of customer confidence following the quality offensive. In the markets outside Japan, unit sales decreased by 9% to 30,100 vehicles due to a slump in demand in Indonesia.

Innovations presented at IAA Commercial Vehicles

•                                          At IAA (International Motor Show) Commercial Vehicles in Hanover, the Truck Group presented the new Unimog model U20 and the Canter Eco Hybrid from Mitsubishi Fuso, the cleanest light truck in the world. The Actros Space-Max study also debuted, with a cab usable as living space, bedroom and office. The Truck Group underscored its innovation and technology expertise with Mercedes Power-Shift, the new generation of automatic transmission for the Actros, and the BlueTec diesel technology.

•                                          We are demonstrating our commitment to traffic safety with the Safety Truck, which has now been shown in 12 major European cities. The Safety Truck combines all of the currently available driver-assistance and safety systems such as the new Active Brake Assist, the Lane Assistant, Adaptive Cruise Control and the Stability Program.

Start of new »Truck Dedication« initiative

•                                          The »Truck Dedication« initiative, which was launched during the third quarter of this year, aims to focus sales and service activities even more closely on customers’ needs. The key elements of the program include more intensive customer interaction such as additional service stations near logistics centers and autobahns, as well as service teams with 24-hour availability.

Q1—3

Amounts in millions €	Q1—3 2006	Q1—3 2005	Change in %

Operating profit	1,533	1,462	+5
Revenues	23,955	22,674	+6
Unit sales	399,808	402,528	-1
Production	401,496	413,283	-3
Employees (September 30)	84,922	85,948	-1

Unit sales	Q1—3 2006	Q1—3 2005	Change in %
Total	399,808	402,528	-1
Western Europe	81,633	72,613	+12
Germany	46,727	39,908	+17
United States	123,164	123,004	+0
South America	29,299	29,071	+1
Asia	105,336	124,330	-15
Other markets	60,376	53,510	+13

Financial Services

•              Positive business developments in the third quarter
•              Contract volume at prior-year level
•              Introduction of new financial-services products
•              Continuation of high operating profit

Amounts in millions of €	Q3 2006	Q3 2005	Change in %
Operating profit	445	408	+9
Revenues	4,303	3,913	+10
Contract volume	114,011	113,415	+1
New business	12,574	11,814	+6
Employees (September 30)	10,819	11,356	-5

Ongoing positive developments at Financial Services

•                                          The Financial Services division continued its positive business trend in the third quarter. New business of €12.6 billion was 6% higher than in Q3 2005, while contract volume of €114.0 billion was at the prior-year level. Adjusted for the effects of currency translation, the portfolio grew by 4%. Q3 operating profit increased from €408 million to €445 million (see page 6).

Expansion of activities in North and South America

•                                          Contract volume of €82.1 billion in the Americas region (North and South America) was at the same level as a year earlier; adjusted for exchange-rate effects, there was an increase of 4%. The positive developments continued in all of the region’s markets in the third quarter.

•                                          Financial Services further expanded its »Business Vehicle Finance« program, which provides financing for commercial vehicles and passenger-car fleets. Furthermore, Truck Financial and Chrysler Financial in the United States started a pilot program for a new full-service leasing product for Dodge and Sterling commercial vehicles under the name “Complete Lease”.

•                                          With the start of »eContracting«, the first completely paperless electronic system for processing leasing and financing contracts in North America, Chrysler Financial further accelerated its processes for credit approval and contract processing. The system makes a valuable contribution towards enhancing customer and dealer satisfaction in the region.

•                                          Mercedes-Benz Financial and Chrysler Financial significantly improved their ratings in J.D. Power’s annual assessment of dealer satisfaction in the United States.

Continued growth in Europe, Africa and Asia/Pacific

•                                          Contract volume in the region Europe, Africa and Asia/Pacific increased by 4% to €31.9 billion. In Japan, Fuso Financial Services expanded its presence and now supports all Mitsubishi Fuso dealerships. In China, DaimlerChrysler Automotive Finance expanded its activities to four more major conurbations.

•                                          In Europe, Financial Services is working on further intensifying cooperation with dealerships by expanding its product range in the field of dealer financing. In the United Kingdom, Financial Services once again improved its result in Sewells’ annual Dealer Attitude Survey, which measures dealers’ satisfaction with their providers of financial services, achieving a leading position.

•                                          In Germany, DaimlerChrysler Bank increased its contract volume by 5% to €15.5 billion. The portfolio of financial services for commercial vehicles also developed positively. At IAA (International Motor Show) Commercial Vehicles, the bank offered attractive financing and leasing packages for Mercedes-Benz vans for the first time featuring integrated insurance cover.

Q1—3

Amounts in millions of €	Q1—3 2006	Q1—3 2005	Change in %
Operating profit	1,315	1,121	+17
Revenues	12,688	11,292	+12
Contract volume	114,011	113,415	+1
New business	40,390	36,711	+10
Employees (September 30)	10,819	11,356	-5

Van, Bus, Other

•              New Sprinter available throughout Europe
•              New models presented by Buses
•              Delay in deliveries of Airbus A380 announced by EADS
•              Operating profit of €315 million

Amounts in millions of €	Q3 2006	Q3 2005	Change in %
Operating profit	315	379	-17
Revenues segment	3,200	3,630	-12
Revenues Vans	2,095	2,020	+4
Revenues Buses	949	904	+5
Unit sales Vans	58,812	64,236	-8
Unit sales Buses	8,620	9,200	-6

Third-quarter operating profit for the Van, Bus, Other segment decreased from €379 million to €315 million (see page 6).

Vans

•                                          Mercedes-Benz Vans posted unit sales of 58,800 vehicles in the third quarter, which was lower than the very high prior-year number. The decrease was a result of the launch of the new Sprinter and the associated production changeover in the Düsseldorf and Ludwigsfelde plants. More than 19,500 units of the new Sprinter had already been sold by the end of September. This vehicle is now available in all European markets.

•                                          The positive sales trend continued for the Vito/Viano, with 20,100 units being sold in the third quarter (+2%). In the core market of Western Europe, unit sales increased by 7% to 16,200 vehicles.

Buses

•                                          DaimlerChrysler Buses sold 8,600 buses and chassis of the Mercedes-Benz, Setra and Orion brands (Q3 2005: 9,200).

•                                          In Europe, sales increased by 16% to 2,100 units. In Latin America, unit sales decreased by 5% to 4,000 units.

•                                          At IAA (International Motor Show) Commercial Vehicles in Hanover in September, we presented the new Mercedes-Benz Tourismo coach, the compact Mercedes-Benz Citaro K city bus, the new Mercedes-Benz minibus variants, based on the Mercedes-Benz Sprinter, and the Setra MultiClass 400NF and Setra S412 UL intercity buses. The Mercedes-Benz Citaro LE Ü was voted »Bus of the Year 2007« in the urban-bus category.

EADS

•                                          EADS will publish its third-quarter figures on November 8, 2006.

•                                          At the beginning of October, EADS and Airbus once again adjusted the schedule for deliveries of the Airbus A380 in the years 2007 through 2010. These repeated delays will cause substantial financial burdens for EADS until the year 2010. The first A380 is now to be delivered in the second half of 2007. The review of the A380 program has shown that certification can be expected by the end of this year. Test flights are taking place as planned; the A380 is fulfilling its performance targets and in some cases surpassing them. With the »Power8« efficiency-improving program, which EADS is now preparing, annual cost savings of at least €2 billion are to be achieved starting in the year 2010.

•                                          In the first nine months of this year, Airbus delivered 320 aircraft to its customers (Jan.-Sept. 2005: 271).

Q1—3

Amounts in millions of €	Q1-3 2006	Q1-3 2005	Change in %
Operating profit	897	890	+1
Revenues segment	9,762	10,236	-5
Revenues Vans	6,187	5,822	+6
Revenues Buses	2,829	2,555	+11
Unit sales Vans	184,110	188,125	-2
Unit sales Buses	26,755	26,118	+2

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q3

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €, except per share amounts	Q3 2006	Q3 2005	Q3 2006	Q3 2005	Q3 2006	Q3 2005
Revenues	35,176	38,155	30,873	34,242	4,303	3,913
Cost of sales	(29,311)	(31,201)	(25,746)	(28,043)	(3,565)	(3,158)
Gross margin	5,865	6,954	5,127	6,199	738	755
Selling, administrative and other expenses	(4,472)	(4,386)	(4,182)	(4,064)	(290)	(322)
Research and development	(1,301)	(1,408)	(1,301)	(1,408)	—	—
Other income	169	142	165	129	4	13
Goodwill impairment	—	(30)	—	(30)	—	—
Income (loss) before financial income	261	1,272	(191)	826	452	446
Financial income (expense), net	172	(9)	167	(33)	5	24
Income (loss) before income taxes	433	1,263	(24)	793	457	470
Income tax (expense) benefit	136	(374)	336	(193)	(200)	(181)
Minority interests	(28)	(34)	(26)	(31)	(2)	(3)
Income before cumulative effects of changes in accounting principles	541	855	286	569	255	286
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R	—	—	—	—	—	—
Net income	541	855	286	569	255	286

Earnings per share
Basic earnings per share
Income before cumulative effects of changes in accounting principles	0.53	0.84
Cumulative effects of changes in accounting principles	—	—
Net Income	0.53	0.84
Diluted earnings per share
Income before cumulative effects of changes in accounting principles	0.53	0.84
Cumulative effects of changes in accounting principles	—	—
Net Income	0.53	0.84

(1)                                  Contains the financing and leasing business of the Financial Services segment excluding Mobility Management and activities of DaimlerChrysler Financial Services AG.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q1—3

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €, except per share amounts	Q1-3 2006	Q1-3 2005	Q1-3 2006	Q1-3 2005	Q1-3 2006	Q1-3 2005
Revenues	110,923	108,322	98,233	97,035	12,690	11,287
Cost of sales	(92,221)	(88,514)	(81,713)	(79,377)	(10,508)	(9,137)
Gross margin	18,702	19,808	16,520	17,658	2,182	2,150
Selling, administrative and other expenses	(13,635)	(13,452)	(12,736)	(12,535)	(899)	(917)
Research and development	(3,970)	(4,080)	(3,970)	(4,080)	—	—
Other income	762	457	746	424	16	33
Goodwill impairment	—	(30)	—	(30)	—	—
Income before financial income	1,859	2,703	560	1,437	1,299	1,266
Financial income (expense), net	957	(67)	943	(100)	14	33
Income before income taxes	2,816	2,636	1,503	1,337	1,313	1,299
Income tax (expense) benefit	(96)	(695)	440	(196)	(536)	(499)
Minority interests	(66)	(61)	(58)	(54)	(8)	(7)
Income before cumulative effects of changes in accounting principles	2,654	1,880	1,885	1,087	769	793
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R	(4)	—	(4)	—	—	—
Net income	2,650	1,880	1,881	1,087	769	793

Earnings per share
Basic earnings per share
Income before cumulative effects of changes in accounting principles	2.60	1.85
Cumulative effects of changes in accounting principles	—	—
Net Income	2.60	1.85
Diluted earnings per share
Income before cumulative effects of changes in accounting principles	2.58	1.85
Cumulative effects of changes in accounting principles	—	—
Net Income	2.58	1.85

(1)                                  Contains the financing and leasing business of the Financial Services segment excluding Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated		Industrial Business		Financial Services (1)
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2006	2005	2006	2005	2006	2005
Amounts in millions of €	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Goodwill	1,798	1,881	1,732	1,822	66	59
Other intangible assets	2,980	3,191	2,927	3,133	53	58
Property, plant and equipment, net	34,962	36,739	34,814	36,565	148	174
Investments and long-term financial assets	6,271	6,356	6,006	6,084	265	272
Equipment on operating leases, net	37,399	34,238	3,648	3,629	33,751	30,609
Fixed assets	83,410	82,405	49,127	51,233	34,283	31,172
Inventories	19,913	19,139	18,462	17,674	1,451	1,465
Trade receivables	7,536	7,595	7,227	7,348	309	247
Receivables from financial services	56,891	61,101	—	—	56,891	61,101
Other assets	9,822	8,731	6,249	4,654	3,573	4,077
Securities	4,826	4,936	4,428	4,502	398	434
Cash and cash equivalents	5,396	7,711	4,528	6,894	868	817
Non-fixed assets	104,384	109,213	40,894	41,072	63,490	68,141
Deferred taxes	7,218	7,249	7,032	7,060	186	189
Prepaid expenses	1,386	1,391	1,281	1,299	105	92
Disposal group Off-Highway, assets held for sale	—	1,374	—	1,374	—	—
Total assets	196,398	201,632	98,334	102,038	98,064	99,594

Liabilities and stockholders’ equity
Capital stock	2,660	2,647
Additional paid-in capital	8,430	8,221
Retained earnings	32,811	31,688
Accumulated other comprehensive loss	(7,042)	(6,107)
Treasury stock	—	—
Stockholders’ equity	36,859	36,449	27,033	26,859	9,826	9,590
Minority interests	674	653	634	614	40	39
Accrued liabilities	42,544	46,682	41,132	45,389	1,412	1,293
Financial liabilities	80,710	80,932	5,637	4,146	75,073	76,786
Trade liabilities	14,782	14,591	14,560	14,381	222	210
Other liabilities	7,953	9,053	5,701	6,561	2,252	2,492
Liabilities	103,445	104,576	25,898	25,088	77,547	79,488
Deferred taxes	4,286	4,203	(1,800)	(2,309)	6,086	6,512
Deferred income	8,590	8,298	5,437	5,626	3,153	2,672
Disposal group Off-Highway, liabilities held for sale	—	771	—	771	—	—
Total liabilities	159,539	165,183	71,301	75,179	88,238	90,004

Total liabilities and stockholders’ equity	196,398	201,632	98,334	102,038	98,064	99,594

(1)                                  Contains the financing and leasing business of the Financial Services segment excluding Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated other comprehensive loss
Amounts in millions of €	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total
Balance at January 1, 2005	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	—	33,522
Net income	—	—	1,880	—	—	—	—	—	1,880
Other comprehensive income (loss)	—	—	—	2,171	379	(957)	(83)		1,510
Total comprehensive income									3,390
Stock based compensation	—	73	—	—	—	—	—	—	73
Issuance of new shares	13	134	—	—	—	—	—	—	147
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	21	21
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Other	—	(69)	—	—	—	—	—	—	(69)
Balance at September 30, 2005	2,646	8,180	30,722	293	506	901	(7,704)	—	35,544

Balance at January 1, 2006	2,647	8,221	31,688	849	109	635	(7,700)	—	36,449
Net income	—	—	2,650	—	—	—	—	—	2,650
Other comprehensive income (loss)	—	—	—	(1,308)	30	358	(15)	—	(935)
Total comprehensive income									1,715
Stock based compensation	—	26	—	—	—	—	—	—	26
Issuance of new shares	13	147	—	—	—	—	—	—	160
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	23	23
Dividends	—	—	(1,527)	—	—	—	—	—	(1,527)
Other	—	36	—	—	—	—	—	—	36
Balance at September 30, 2006	2,660	8,430	32,811	(459)	139	993	(7,715)	—	36,859

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €	Q1-3 2006	Q1-3 2005	Q1-3 2006	Q1-3 2005	Q1-3 2006	Q1-3 2005
Net income	2,650	1,880	1,881	1,087	769	793
Income applicable to minority interests	66	61	58	54	8	7
Cumulative effects of changes in accounting principles	4	—	4	—	—	—
(Gains) losses on shares in companies	(249)	(12)	(251)	(12)	2	—
Depreciation and amortization of equipment on operating leases	5,586	4,606	486	526	5,100	4,080
Depreciation and amortization of fixed assets	4,600	4,888	4,567	4,843	33	45
Change in deferred taxes	(33)	(315)	(84)	(92)	51	(223)
Equity income from equity method investments	(390)	(190)	(375)	(172)	(15)	(18)
Change in financial instruments	(733)	(61)	(725)	(72)	(8)	11
Gains (losses) on disposals of fixed assets/securities	(631)	(732)	(633)	(688)	2	(44)
Change in trading securities	(13)	(8)	(20)	(6)	7	(2)
Change in accrued liabilities	(714)	916	(964)	794	250	122
Net changes in inventory-related receivables from financial services	540	1,249	540	1,249	—	—
Changes in other operating assets and liabilities:
— Inventories, net	(1,622)	(3,741)	(1,430)	(3,507)	(192)	(234)
— Trade receivables	(286)	(770)	(214)	(756)	(72)	(14)
— Trade liabilities	978	2,688	956	2,676	22	12
— Other assets and liabilities	(1,271)	547	(1,286)	815	15	(268)
Cash provided by operating activities	8,482	11,006	2,510	6,739	5,972	4,267
Purchases of fixed assets:
— Increase in equipment on operating leases	(18,975)	(14,942)	(3,318)	(3,306)	(15,657)	(11,636)
— Purchase of property, plant and equipment	(4,427)	(4,771)	(4,406)	(4,744)	(21)	(27)
— Purchase of other fixed assets	(230)	(153)	(201)	(140)	(29)	(13)
Proceeds from disposals of equipment on operating leases	10,065	8,831	4,153	3,711	5,912	5,120
Proceeds from disposals of fixed assets	472	460	435	444	37	16
Payments for investments in businesses	(458)	(493)	(459)	(500)	1	7
Proceeds from disposals of businesses	992	452	1,010	444	(18)	8
Investments in/collections from wholesale receivables	(4,460)	(3,734)	18,818	18,988	(23,278)	(22,722)
Proceeds from sale of wholesale receivables	4,248	4,171	(19,513)	(20,795)	23,761	24,966
Investments in retail receivables	(21,241)	(20,667)	2,681	3,085	(23,922)	(23,752)
Collections on retail receivables	14,961	15,033	(2,539)	(2,527)	17,500	17,560
Proceeds from sale of retail receivables	7,720	7,720	—	—	7,720	7,720
(Acquisition) disposition of securities (other than trading), net	(110)	(1,006)	(123)	(962)	13	(44)
Change in other cash	(12)	101	(47)	108	35	(7)
Cash used for investing activities	(11,455)	(8,998)	(3,509)	(6,194)	(7,946)	(2,804)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €(755) in 2006 and €751 in 2005, respectively)	2,430	(2,152)	461	(783)	1,969	(1,369)
Dividends paid (incl. profit transferred from subsidiaries)	(1,549)	(1,566)	(1,497)	(1,478)	(52)	(88)
Proceeds from issuance of capital stock (incl. minority interests)	182	168	150	138	32	30
Purchase of treasury stock	(23)	(21)	(23)	(21)	—	—
Cash provided by (used for) financing activities	1,040	(3,571)	(909)	(2,144)	1,949	(1,427)
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	(304)	533	(261)	465	(43)	68
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(2,237)	(1,030)	(2,169)	(1,134)	(68)	104
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	7,619	7,381	6,803	6,381	816	1,000
At end of period	5,382	6,351	4,634	5,247	748	1,104

(1)                                  Contains the financing and leasing business of the Financial Services segment excluding Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of the Condensed Consolidated Financial Statements

General. The unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and its subsidiaries (“DaimlerChrysler” or the “Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are presented in millions of euros (“€”).

Certain amounts reported in previous years have been reclassified to conform to the current period presentation.

As of September 30, 2006, €1.7 billion of receivables from financial services are committed for sale to a third party. These receivables are carried at the lower of historical cost or estimated market value. There was no impact on the statements of income for the three and nine months ended September 30, 2006 as a result of this transaction. The sale was consummated on October 3, 2006.

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements and notes thereto included in DaimlerChrysler’s amended 2005 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission (“SEC”) on June 30, 2006.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and the financial position of the Group’s industrial or financial services business activities. Information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment excluding Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group’s industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support provided under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

New Accounting Standards Not Yet Adopted. In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the more-likely-than-not threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. FIN 48 also requires significant new annual disclosures. FIN 48 will be applied beginning January 1, 2007. The cumulative effect shall be reported as an adjustment to the opening balance of retained earnings as of the date of adoption, except for items that would not be recognized in earnings, such as the effects of the positions related to business combinations. DaimlerChrysler is currently determining the effect of FIN 48 on the Group’s consolidated financial statements.

Also in July 2006, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” FSP FAS 13-2 requires recalculation of the lease and recognition of effects from changes or projected changes in the timing of cash flows in income taxes generated by a leveraged lease including expected settlements with tax authorities. The lessor has to apply FIN 48 in making the assessment of its tax position.

FSP FAS 13-2 should be applied to all leveraged leases beginning January 1, 2007. The cumulative effect shall be reported as an adjustment to the beginning balance of retained earnings as of the date of adoption. DaimlerChrysler is currently determining the effect of FSP FAS 13-2 on the Group’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires recognition of the funded status of defined benefit plans in its statement of financial position. The amount recognized as asset or liability for pension plans and other postretirement benefit plans should be measured as the difference between the projected benefit obligation and the accumulated postretirement benefit obligation, respectively, and the fair value of plan assets. Aggregation will be on a plan by plan basis with overfunded plans resulting in asset recognition and recognition of underfunded plans as liability. The offsetting entry for previously unrecognized actuarial gains and losses, prior service cost or credits, and the transition asset or obligation is in accumulated other comprehensive income (loss). The amounts in accumulated other comprehensive income (loss) are recognized net of tax with necessary adjustments to deferred tax assets and liabilities. In addition to the recognition provisions, SFAS 158 also requires the measurement date to be the date of the employer’s fiscal year end financial statement. The measurement provisions regarding plan assets and defined benefit obligations and the determination of net periodic benefit cost remain unchanged. The recognition provisions of SFAS 158 will be adopted as of December 31, 2006. DaimlerChrysler is currently determining the effect from the recognition provisions and expects an increase of liabilities resulting from underfunded pensions and other postretirement benefits with a related reduction of equity by the offsetting entry in accumulated other comprehensive income (loss). The measurement date provisions are effective for fiscal years ending after December 15, 2008, providing two alternative transition methods. DaimlerChrysler is currently determining the effect of the measurement date provisions on the Group’s consolidated financial statements.

2. Acquisitions and Dispositions

Off-Highway Business. On December 27, 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business unit, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million which is due in 2018. In the first nine months of 2006, the disposed of Off-Highway business positively impacted operating profit of the Van, Bus, Other segment and net income of the Group by €234 million (including a gain on the sale of €199 million) and €202 million, respectively (see Note 17). The final sale price is subject to adjustment based on customary representations and warranties included in the share sale and purchase agreement.

3. Significant Equity Method Investments

EADS. On April 4, 2006, DaimlerChrysler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in the European Aeronautic Defence and Space Company EADS N.V. (“EADS”). Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler. The settlement of the forward transaction is expected to take place between January and March 2007. Because this transaction does not meet the criteria of a sale, the loaned EADS shares, together with those shares representing a 2.7% interest in EADS subject to a different financial transaction (securities lending agreement) entered into on July 7, 2004, continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounts for its 33% equity interest in EADS using the equity method of accounting. The forward transaction is accounted for as a derivative with changes in fair value subsequent to initial measurement recognized in income. The mark-to-market valuation of the forward transactions pertaining to the 7.5% interest in EADS and the 2.7% interest in EADS resulted in unrealized gains of €1 million and €3 million in the three-month period ended September 30, 2006, and in unrealized gains of €589 million and €171 million in the nine-month period ended September 30, 2006. These unrealized gains are included in financial income (expense), net.

Toll Collect. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH). On December 20, 2005 Toll Collect GmbH received a preliminary operating permit as specified in the Operating Agreement. Failure to obtain the final operating permit by December 20, 2006 may lead to termination of the Operating Agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive a final operating permit, and to continue to operate the toll collection system under the preliminary operating permit in the interim.

4. Functional Costs and Other Expenses

New Management Model. In January 2006, DaimlerChrysler announced the New Management Model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the New Management Model, DaimlerChrysler expects to reduce its worldwide administrative headcount by approximately 6,000 employees through voluntary termination and early retirement contracts, normal attrition, and, to a lesser extent, involuntary terminations. Individual benefits will be based on age, salary levels and past service. The total costs for headcount reductions, which are expected to be finalized by the end of 2008, are expected to approximate €1.3 billion.

All charges expected to be incurred under the New Management Model are corporate-level costs that will not be allocated to the operating segments and will remain included in corporate which forms a part of the segment “Van, Bus, Other” (see Note 17).

Charges for employee severance of €71 million and €216 million were recorded in the Group’s condensed consolidated statements of income for the three and nine months ended September 30, 2006, respectively, primarily within “administrative expenses”. €125 million and €36 million were included in “other liabilities” and “other accrued liabilities,” respectively, of which €2 million and €7 million, respectively, are not expected to be paid within one year. €33 million are included in pension liabilities.

The liabilities and accruals for the New Management Model for the nine months ended September 30, 2006, were as follows:

(in millions of €)
Balance at January 1, 2006	—
Charges	145
Payments	(2)
Amount recognized and transferred to employee benefit plans	(9)
Balance at June 30, 2006	134
Additional charges	71
Payments	(20)
Amount recognized and transferred to employee benefit plans	(24)
Balance at September 30, 2006	161

Altersteilzeit Early Retirement Programs. On January 1, 2006, upon the adoption of FASB Emerging Issues Task Force (“EITF”) 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)”, DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits provided under the German Altersteilzeit early retirement program and other benefit arrangements with the same or similar terms. DaimlerChrysler also adjusted its accounting for related reimbursement subsidies received from the German government when certain conditions are met. The adoption of EITF 05-5 resulted in a gain from the reduction of the related provision of €166 million (€102 million, net of taxes, or €0.10 per share, respectively) which was primarily recognized in “cost of sales” for the nine months ended September 30, 2006.

Headcount Reduction Initiative at Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program encompassed a headcount reduction in Germany, primarily through voluntary termination contracts for which the individual benefits were based on age, salary levels and past service. Until September 30, 2006, the headcount reduction initiative resulted in the reduction of headcount by approximately 9,300 employees.

For severance contracts signed in the first nine months of 2006, expenditures of €337 million will be incurred, of which €47 million and €270 million were recorded in Group’s condensed consolidated statements of income for the three and nine months ended September 30, 2006, respectively, primarily within “cost of sales.” An amount of €67 million is available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (“ERA”), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the workers’ council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance otherwise distributed to employees. The changes in the liabilities for termination benefits for the nine months ended September 30, 2006 were as follows:

(in millions of €)
Balance at January 1, 2006	600
Additional charges	223
Reclassifications from ERA	67
Payments	(739)
Balance at June 30, 2006	151
Additional charges	47
Payments	(40)
Balance at September 30, 2006	158

smart Realignment. At the beginning of 2005, DaimlerChrysler decided to reduce the production volume of the smart forfour, to cease the production of the smart roadster by the end of 2005, and not to proceed with the development of the smart SUV. These measures resulted in charges of €1,111 million for the nine-month period ended September 30, 2005. Due to refinements of estimates for workforce reduction measures and for the stop of the smart roadster, DaimlerChrysler recorded income of €1 million and €3 million during the three month and nine month period ended September 2006, which is recognized in “cost of sales” and in “selling, administrative and other expenses.”

As a result of the ongoing negative sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006, to focus its smart brand solely on the smart fortwo, and to integrate the activities of smart into the Mercedes-Benz organization.

The smart forfour was assembled by Mitsubishi Motors Corporation (“MMC”) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent which sets forth the general conditions of a termination of that agreement. In June 2006, the exit agreement was signed and production ceased. Based on these conditions, DaimlerChrysler recorded charges of €14 million and €607 million for the three-month and nine-month period ended September 30, 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in “cost of sales.”

Additional charges totaling €319 million were recorded in the first nine months of 2006 for inventory write-downs, higher incentives, the recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. Therein included is income of €57 million recorded in the third quarter of 2006 as a result of refinements of previous estimates. The charges (net of adjustments) were recognized as “cost of sales” (€119 million), “selling, administrative and other expenses” (€185 million) and as a reduction of “revenues” (€15 million).

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce the workforce located in Böblingen (Germany). Severance benefits consist of continued pay for a period after the end of service, job placement assistance and cash severance payments. Therefore, charges of €4 million and €30 million were recognized in the three and nine months ended September 30, 2006. These expenses are included in “selling, administrative and other expenses.”

Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a VIE and prematurely repaid the Group’s portion of that VIE’s external debt. The early extinguishment of debt of the VIE resulted in a financial expense of €9 million which is included in “financial income (expense), net” for the nine months ended September 30, 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses relating to the early extinguishment of debt, were allocated to the Mercedes Car Group segment. The development of balances that lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Initial charges	—	286	286
Additional charges	28	271	299
Payments	—	(60)	(60)
Balance at June 30, 2005	28	497	525
Adjustments	(2)	(41)	(43)
Payments	(8)	(208)	(216)
Balance at September 30, 2005	18	248	266
Adjustments	(2)	36	34
Payments	(8)	(175)	(183)
Balance at December 31, 2005	8	109	117
Additional charges	21	807	828
Adjustments	3	12	15
Payments	(4)	(363)	(367)
Balance at June 30, 2006	28	565	593
Adjustments	—	10	10
Payments	(8)	(189)	(197)
Balance at September 30, 2006	20	386	406

DaimlerChrysler expects the balance of €406 million as of September 30, 2006 to be primarily paid during the remainder of 2006.

5. Income Tax (Expense) Benefit

In the third quarter of 2006, DaimlerChrysler Corporation, a wholly-owned subsidiary of DaimlerChrysler, reached an agreement with the U.S. Internal Revenue Service regarding its claim for research and development credits for the tax years 2000 through 2002. The result of the agreement was an additional tax benefit of €111 million for the three and nine months ended September 30, 2006. In addition, DaimlerChrysler Corporation reduced its income tax expense reflecting adjustments, partially relating to prior years, for certain deferred tax liabilities. The reduction of tax expense for the three and nine months ended September 30, 2006, was €108 million and €185 million, respectively.

6. Cumulative Effects of Changes in Accounting Principles

Share-Based Compensation. On January 1, 2006, DaimlerChrysler adopted Statement of Financial Reporting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using a modified version of prospective application. The cumulative effect of adopting SFAS 123R was a reduction of net income of €4 million, net of taxes of €3 million (€0.00 per share), recognized in the first quarter of 2006.

7. Goodwill

During the nine months ended September 30, 2006, the carrying amount of goodwill was reduced by €83 million. The decrease is the result of currency translation adjustments.

8. Other Intangible Assets

Other intangible assets are comprised of:

(in millions of €)	At Sept. 30, 2006	At Dec. 31, 2005
Other intangible assets subject to amortization
Gross carrying amount	1,681	1,628
Accumulated amortization	(1,050)	(941)
Net carrying amount	631	687
Other intangible assets not subject to amortization	2,349	2,504
	2,980	3,191

DaimlerChrysler’s other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software developed or obtained for internal use. During the nine months ended September 30, 2006, additions of €150 million were recognized. The aggregate amortization expense for the three and nine months ended September 30, 2006 was €76 million and €176 million, respectively, and for the three and nine months ended September 30, 2005 it was €51 million and €145 million, respectively.

Other intangible assets not subject to amortization primarily represent intangible pension assets.

9. Inventories

Inventories are comprised of the following:

(in millions of €)	At Sept. 30, 2006	At Dec. 31, 2005
Raw materials and manufacturing supplies	2,121	1,906
Work in process	3,308	2,924
Finished goods, parts and products held for resale	14,603	14,414
Advance payments to suppliers	28	47
	20,060	19,291
Advance payments received	(147)	(152)
	19,913	19,139

10. Cash and Cash Equivalents

As of September 30, 2006, and December 31, 2005, “cash and cash equivalents” as disclosed in the condensed consolidated balance sheets includes €14 million and €92 million, respectively, of deposits with original maturities of more than three months.

11. Stockholders’ Equity

During the nine months ended September 30, 2006, DaimlerChrysler purchased 0.5 million of its Ordinary Shares for €23 million and re-issued these shares for €23 million in connection with an employee share purchase plan.

On April 12, 2006, the Annual Meeting authorized DaimlerChrysler to acquire treasury stock through October 12, 2007 for certain defined purposes up to a maximum nominal amount of €264 million of capital stock, representing approximately 10% of the capital stock reported as of December 31, 2005.

The Annual Meeting also authorized DaimlerChrysler to distribute €1,527 million (€1.50 per share) of its 2005 earnings as a dividend to the stockholders. The dividend was paid on April 13, 2006 to investors owning DaimlerChrysler shares on April 12, 2006.

12. Stock-Based Compensation

In connection with the Performance Phantom Share Plan, the Group issued 2.6 million phantom shares in the nine-month period ended September 30, 2006 (2005: 3.6 million).

13. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	At Sept. 30, 2006	At Dec. 31, 2005
Pension plans and similar obligations (see Note 13a)	15,315	15,482
Income and other taxes	2,486	3,396
Other accrued liabilities (see Note 13b)	24,743	27,804
	42,544	46,682

a)     Pension Plans and Similar Obligations

Pension Plans

The components of net periodic pension cost for the three-month periods ended September 30, 2006 and 2005 were as follows:

	Three months ended September 30, 2006			Three months ended September 30, 2005
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Service cost	207	90	117	184	72	112
Interest cost	467	148	319	476	149	327
Expected return on plan assets	(626)	(197)	(429)	(601)	(169)	(432)
Amortization of:
Unrecognized net actuarial losses	197	58	139	154	50	104
Unrecognized prior service cost	68	—	68	76	—	76
Net periodic pension cost	313	99	214	289	102	187
Settlement / curtailment loss	14	—	14	5	—	5
Net pension cost	327	99	228	294	102	192

The components of net periodic pension cost for the nine-month periods ended September 30, 2006 and 2005 were as follows:

	Nine months ended September 30, 2006			Nine months ended September 30, 2005
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Service cost	626	281	345	544	213	331
Interest cost	1,408	437	971	1,395	449	946
Expected return on plan assets	(1,894)	(592)	(1,302)	(1,756)	(507)	(1,249)
Amortization of:
Unrecognized net actuarial losses	573	172	401	455	149	306
Unrecognized prior service cost	207	—	207	214	—	214
Net periodic pension cost	920	298	622	852	304	548
Settlement / curtailment loss	27	—	27	5	—	5
Net pension cost	947	298	649	857	304	553

Contributions. Employer contributions to the Group’s defined benefit pension plans were €481 million and €648 million for the three- and nine-month periods ended September 30, 2006, respectively. DaimlerChrysler provided additional contributions to the Group’s defined benefit pension plans of €18 million on October 2, 2006.

Other Postretirement Benefits

The components of net periodic postretirement benefit cost for the three-month periods ended September 30, 2006 and 2005 were as follows:

	Three months ended September 30,
(in millions of €)	2006	2005
Service cost	73	70
Interest cost	227	238
Expected return on plan assets	(37)	(40)
Amortization of:
Unrecognized net actuarial losses	95	83
Unrecognized prior service cost	(13)	1
Net periodic postretirement benefit cost	345	352
Settlement / curtailment loss	4	—
Net postretirement benefit cost	349	352

The components of net periodic postretirement benefit cost for the nine-month periods ended September 30, 2006 and 2005 were as follows:

	Nine months ended September 30,
(in millions of €)	2006	2005
Service cost	223	204
Interest cost	684	677
Expected return on plan assets	(115)	(115)
Amortization of:
Unrecognized net actuarial losses	266	223
Unrecognized prior service cost	(44)	(3)
Net periodic postretirement benefit cost	1,014	986
Settlement / curtailment loss	4	—
Net postretirement benefit cost	1,018	986

In March 2006, DaimlerChrysler Corporation, a subsidiary of DaimlerChrysler AG, announced changes to the healthcare programs it offers to active and retired professional-administrative, management and executive employees. Effective January 1, 2007, active employees will pay healthcare premiums based on rank and salary level; pre-Medicare-eligible retirees (under age 65) will pay a scaled share of annual increases proportionate to their salaries at the time of retirement; and Medicare-eligible retirees (age 65 and over) will receive contributions in a HealthCare Retirement Account instead of a healthcare plan. These healthcare changes reduced the accumulated postretirement benefit obligation (“APBO”) by €0.5 billion as of January 1, 2006. The impact of the remeasurement of the APBO is being amortized over the remaining service period of active employees beginning at January 1, 2006. Consequently, the net periodic postretirement benefit cost for 2006 will be reduced by €0.1 billion; €20 million and €59 million thereof are recognized in the three- and nine-month periods ended September 30, 2006, respectively.

Contributions. Employer contributions to the Group’s other postretirement plans were €2 million and €4 million for the three- and nine-month periods ended September 30, 2006.

b)     Other Accrued Liabilities

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in accruals for these product guarantees are summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	11,632	10,877
Currency changes	(386)	673
Utilizations	(3,825)	(4,233)
Product warranties issued in respective year	3,407	3,717
Changes from prior period product warranties issued	(192)	709
Balance at September 30	10,636	11,743

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized as income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in “deferred income” in the condensed consolidated balance sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	1,548	1,115
Currency changes	(77)	137
Deferred revenue current period	493	508
Earned revenue current period	(392)	(369)
Balance at September 30	1,572	1,391

14. Financial Liabilities

Financial liabilities are comprised of the following:

(in millions of €)	At Sept. 30, 2006	At Dec. 31, 2005
Notes/bonds	47,909	47,432
Commercial paper	7,910	9,104
Liabilities to financial institutions	17,020	17,472
Liabilities to affiliated companies	587	493
Deposits from direct banking business	3,190	3,205
Loans, other financial liabilities	—	27
Liabilities from capital lease and residual value guarantees	4,094	3,199
	80,710	80,932

15. Legal Proceedings

As previously reported, in 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchstellenverfahren) against DaimlerChrysler AG at Stuttgart district court. This proceeding relates to the merger of Daimler-Benz AG and DaimlerChrysler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for DaimlerChrysler shares. Some shareholders claim that the ratio used in the course of the merger did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his report in December 2005, which calculated various alternative valuations. These alternatives range from confirming the appropriateness of the ratio used to considerable payments to be made to the former Daimler-Benz shareholders with respect to the involuntarily exchanged shares. In August 2006, the court ruled that DaimlerChrysler must make an additional payment of €22.15 per share (approximately €230 million in total). DaimlerChrysler continues to believe that the exchange ratio set by the company at the time was appropriate and has appealed the decision of the district court.

As previously reported, two purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982—1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys’ fees and costs. Eight other previously reported class action lawsuits regarding paint delamination have been dismissed.

As previously reported, more than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some

complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In March 2006, the federal court certified a nationwide class of buyers and lessees solely for injunctive relief, and deferred a decision whether to certify one or more state law damages classes. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

As previously reported, the BaFin (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG’s public ad hoc disclosure on July 28, 2005 that Professor Schrempp would leave the company at the end of 2005 was timely. If the BaFin determines that the company improperly filed such disclosure, it could fine DaimlerChrysler up to €1 million. In a related matter, the District Attorney’s Office in Stuttgart closed the previously reported investigation of alleged insider trading in DaimlerChrysler shares by two DaimlerChrysler senior executives prior to the ad hoc disclosure. In April 2006, the District Attorney’s Office also closed the previously reported investigation of alleged insider tipping by the Chairman of our Supervisory Board in advance of such disclosure. In March 2006, the Stuttgart district court approved a model case pursuant to German law (KapMuG) in connection with a lawsuit filed by shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure.

Various other previously reported legal proceedings are pending against DaimlerChrysler, as described in Note 31 to DaimlerChrysler’s 2005 consolidated financial statements (included in the Group’s amended 2005 Annual Report on Form 20-F/A).

16. Contingent Obligations and Commercial Commitments

Contingent Obligations. Obligations from issuing guarantees and similar obligations (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At Sept. 30, 2006	At Dec. 31, 2005	At Sept. 30, 2006	At Dec. 31, 2005
Guarantees for third party liabilities	1,328	1,819	308	412
Guarantees under buyback commitments	1,431	1,499	393	406
Other contingent obligations	242	249	136	125
	3,001	3,567	837	943

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At September 30, 2006, these guarantees amounted to €53.9 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties for obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

In connection with the Group’s involvement in Toll Collect, DaimlerChrysler AG issued a guarantee towards third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group’s 50% share of Toll Collect’s external financing guaranteed by the shareholders. In the second quarter of 2006, bank loans previously obtained by the consortium and guaranteed by DaimlerChrysler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by DaimlerChrysler AG up to a maximum amount of €230 million. The maximum potential future obligation for the corresponding guarantee, which is reflected in the above table in the line “Guarantees towards third parties,” was reduced accordingly. Associated with this loan repayment, the Group participated with 50% (€384 million) in a capital increase at Toll Collect which occurred in the second quarter of 2006.

Commercial Commitments. Several major tier one automotive suppliers in the U.S. and Germany who supply components to DaimlerChrysler have initiated voluntary restructuring measures or bankruptcy proceedings. A prolonged interruption in the supply of components from any of those suppliers, in particular Collins & Aikman and Delphi Corporation, would disrupt the production of certain Chrysler Group and Mercedes Car Group vehicles. DaimlerChrysler has provided approximately $200 million in financial support to Collins & Aikman since 2005 (of which $70 million relates to 2006). DaimlerChrysler may be required to provide additional financial support, or take other costly actions, to avoid such interruption.

17. Segment Reporting

Segment information for the three-month periods ended September 30, 2006 and 2005, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
Three months ended September 30, 2006
Revenues	12,074	9,484	7,274	3,650	2,694	35,176	—	35,176
Intersegment sales	1,403	27	756	653	506	3,345	(3,345)	—
Total revenues	13,477	9,511	8,030	4,303	3,200	38,521	(3,345)	35,176

Operating profit (loss)	991	(1,164)	556	445	315	1,143	(251)	892

Three months ended September 30, 2005
Revenues	11,444	12,889	7,287	3,280	3,255	38,155	—	38,155
Intersegment sales	1,075	—	527	633	375	2,610	(2,610)	—
Total revenues	12,519	12,889	7,814	3,913	3,630	40,765	(2,610)	38,155

Operating profit	436	310	354	408	379	1,887	(49)	1,838

Segment information for the nine-month periods ended September 30, 2006 and 2005, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
Nine months ended September 30, 2006
Revenues	35,907	34,476	21,491	10,726	8,323	110,923	—	110,923
Intersegment sales	3,288	68	2,464	1,962	1,439	9,221	(9,221)	—
Total revenues	39,195	34,544	23,955	12,688	9,762	120,144	(9,221)	110,923

Operating profit (loss)	1,120	(994)	1,533	1,315	897	3,871	(231)	3,640

Nine months ended September 30, 2005
Revenues	32,718	36,645	20,638	9,444	8,877	108,322	—	108,322
Intersegment sales	2,656	9	2,036	1,848	1,359	7,908	(7,908)	—
Total revenues	35,374	36,654	22,674	11,292	10,236	116,230	(7,908)	108,322

Operating profit (loss)	(506)	1,106	1,462	1,121	890	4,073	64	4,137

On January 24, 2006, DaimlerChrysler announced a new management model. As part of the new management model, DaimlerChrysler changed the composition of its business segments by reporting the Van and Bus business units within its Other Activities segment. As a result of these changes, the Commercial Vehicles segment was renamed to Truck Group and the segment Other Activities was renamed to Van, Bus, Other. The comparative 2005 segment information has been revised to reflect the changed segment composition. Since the new management model represents a corporate restructuring, all costs associated with the implementation of the measures are within corporate (€71 million and €216 million for the three and nine months ended September 30, 2006, respectively), which forms part of the Van, Bus, Other segment (see also Note 4).

In the three and nine months ended September 30, 2006, the operating profit of the Mercedes Car Group segment includes charges of €47 million and €270 million, respectively, for the headcount reduction initiative. In addition, releases of €40 million (2005: €0 million) and in total charges of €953 million (2005: €1,111 million) resulted in the three and nine months ended September 30, 2006 from the decision to terminate the production of the smart forfour and the realignment of the business model for smart, respectively. Thereof €50 million (releases; 2005: charges of €43 million) and €109 million (2005: €569 million) are attributable to non-cash impairment charges and asset write-downs and €10 million (charges; 2005: releases of €43 million) and €844 million (2005: €542 million) are attributable to issues that will lead to or have resulted in payments (see Note 4).

In the three-month period ended September 30, 2006, the operating profit of the Van, Bus, Other segment includes gains on the sale of real estate investments of €86 million.

In the three and nine months ended September 30, 2006, the operating profit of the Van, Bus, Other segment includes the Group’s share in the gains of EADS of €247 million (2005: €256 million) and €678 million (2005: €642 million), respectively.

In the first quarter of 2006, the operating profit of the Van, Bus, Other segment was positively impacted by €234 million by the disposed of Off-Highway business (see Note 2).

The previously announced settlement with MMC associated with quality issues and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation resulted in a favorable impact of €276 million, which is included in the operating profit of the Truck Group segment in the first quarter of 2005.

The reconciliation of total segment operating profit to consolidated income before income taxes is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in millions of €)	2006	2005	2006	2005
Total segment operating profit	1,143	1,887	3,871	4,073
Elimination and consolidation amounts	(251)	(49)	(231)	64
Total Group operating profit	892	1,838	3,640	4,137
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(320)	(317)	(932)	(889)
Interest and similar income	135	112	543	409
Interest and similar expenses	(144)	(232)	(767)	(655)
Other financial income (expenses), net	(19)	(33)	689	(4)
Miscellaneous items, net	6	(1)	4	(8)
The Group’s share of the above reconciling items included in the net losses of investments accounted for at equity	(117)	(104)	(361)	(354)
Consolidated income before income taxes	433	1,263	2,816	2,636

18. Earnings per Share

The computation of basic and diluted earnings per share for “Income before cumulative effects of changes in accounting principles” is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in millions of € or millions of shares, except earnings per share)	2006	2005	2006	2005
Income before cumulative effects of changes in accounting principles — basic	541	855	2,654	1,880
Interest expense on convertible bonds and notes (net of tax)	—	—	—	—
Income before cumulative effects of changes in accounting principles — diluted	541	855	2,654	1,880

Weighted average number of shares outstanding — basic	1,022.8	1,015.6	1,020.9	1,013.7
Dilutive effect of stock options	2.9	4.3	5.0	2.4
Weighted average number of shares outstanding — diluted	1,025.7	1,019.9	1,025.9	1,016.1

Earnings per share before cumulative effects of changes in accounting principles
Basic	0.53	0.84	2.60	1.85
Diluted	0.53	0.84	2.58	1.85

Stock options to acquire 62.2 million and 66.0 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for the three months ended September 30, 2006 and 2005, respectively (46.5 million and 66.0 million shares for the nine months ended September 30, 2006 and 2005, respectively), because the options’ underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for these periods.

19. Subsequent Event

At the beginning of October, EADS announced that delays with the delivery of the Airbus A380 would lead to a shortfall of its operating result compared with previous planning. In line with the Group’s equity interest in EADS, DaimlerChrysler’s earnings will thus also be affected. In order to counter the financial impact of these delays, EADS plans to implement a comprehensive program of cost reductions and efficiency improvements. Because financial information of EADS is not available timely to DaimlerChrysler to apply the equity method of accounting, the Group’s proportionate share of the results of operations of EADS is included in DaimlerChrysler’s consolidated interim financial statements on a three month lag.

Addresses/Information

Investor Relations

Stuttgart

Phone     +49 711 17 92261, 17 95277 or 17 95256

Fax          +49 711 17 94109 or 17 94075

Auburn Hills

Phone     +1 248 512 2812 or 2923

Fax          +1 248 512 2912

This report and additional information on DaimlerChrysler are available on the Internet at:
www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG
Investor Relations

Publications for our shareholders:

•              Annual Report (German, English)

•              Form 20-F (English)

•              Interim Reports on 1st, 2nd and 3rd quarters (German, English)

•              Environment Report (German, English)

•              Social Responsibility Report (German, English)

•              Sustainability Report (German, English)

www.daimlerchrysler.com/investor

Financial Calendar 2006/2007

Interim Report Q3 2006	October 25, 2006

Annual Press Conference/Investors’ and Analysts’ Conference Call	February 14, 2007

Annual Report 2006	February 27, 2007

Annual Meeting Messe Berlin	April 4, 2007

Interim Report Q1 2007	April 26, 2007

Interim Report Q2 2007	July 26, 2007

Interim Report Q3 2007	October 25, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: October 25, 2006